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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Computer Horizons Corp.
(Name of Subject Company (issuer) and Names of Filing Persons (offeror))

Options to purchase common stock, par value $0.10 per share, under the Computer Horizons Corp.
1994 Incentive Stock Option and Appreciation Plan
(Title of Class of Securities)

205908106
(CUSIP Number of Class of Securities (underlying common stock, par value $0.10 per share))

John J. Cassese
Chairman of the Board and President
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495
(973) 299-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
 R. Max Crane, Esq.
Jeffrey J. Fessler, Esq.
Sills Cummis Radin Tischman Epstein & Gross, P.A.
One Riverfront Plaza
Newark, New Jersey 07052-5400
(973) 643-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$2,425,612	$224

*
Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 1,851,612 shares of common stock of Computer Horizons Corp. having an aggregate value of $2,425,612 as of November 30, 2002 will be canceled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 for each $1,000,000 of the value of the transaction.

**
Previously paid

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Computer Horizons Corp. ("the Company") with the Securities and Exchange Commission on December 24, 2002 (the "Schedule TO") relating to an offer by the Company to its employees to exchange ("Offer to Exchange") stock options that have been granted under the Company's 1994 Incentive Stock Option and Appreciation Plan (the "1994 Plan") that have an exercise price of $10.01 or greater and are held by current employees of the Company for new stock options granted under the 1994 Plan. The new options will be granted upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange, dated January 8, 2003; (ii) the Letter of Transmittal (Election to Participate); (iii) the Confirmation to Offerees Electing to Participate in the Offer to Exchange; (iv) the Notice of Withdrawal (Election not to Participate); and (v) the Cover Letter to Eligible Option Holders. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached to this Schedule TO as Exhibits (a)(1) through (a)(5), respectively. The information in the Disclosure Documents, including all Schedules and Annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated January 8, 2003, (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description
(a) (1)	Offer to Exchange, dated January 8, 2003 (including Summary Term sheet).
(2)	Form of Letter of Transmittal (Election to Participate).
(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.
(4)	Form of Notice of Withdrawal (Election not to Participate).
(5)	Form of Cover Letter to Eligible Option Holders.
(6)	Form of Email Message to Eligible Option Holders
(b)	Not applicable.
(d) (1)
Computer Horizon Corp.'s 1994 Incentive Stock Option and Appreciation Plan (incorporated herein by reference to Exhibit 10(h) filed with the Company's annual report on Form 10-K for the year ended December 31, 1994).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: January 7, 2003	COMPUTER HORIZONS CORP.
	By:	/s/ JOHN J. CASSESE John J. Cassese Chairman of the Board and President

INDEX TO EXHIBITS

Exhibit Number	Description
(a) (1)	Offer to Exchange, dated January 8, 2003 (including Summary Term sheet).
(2)	Form of Letter of Transmittal (Election to Participate).
(3)	Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.
(4)	Form of Notice of Withdrawal (Election not to Participate).
(5)	Form of Cover Letter to Eligible Option Holders.
(6)	Form of Email Message to Eligible Option Holders.
(b)	Not applicable.
(d) (1)
Computer Horizon Corp.'s 1994 Incentive Stock Option and Appreciation Plan (incorporated herein by reference to Exhibit 10.01 filed with the Company's annual report on Form 10-K for the year ended December 31, 1994).
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
INDEX TO EXHIBITS